Honda Motor Co., Ltd.

No. 1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556

Japan

November 8, 2021

Ms. Jennifer Angelini

Office of Manufacturing

Corporation Finance Division

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:	Honda Motor Co., Ltd.

Form 20-F for the fiscal year ended March 31, 2021

Response dated October 26, 2021

File No. 001-07628

Dear Ms. Angelini:

We have received the staff’s comment letter of November 5, 2021, relating to our responses dated October 26, 2021 to the staff’s previous comment letter to our annual report on Form 20-F for our fiscal year ended March 31, 2021.

We are currently preparing our further responses, which we expect to be able to submit by December 7, 2021, and respectfully request that you permit us to submit our responses by this date.

Your kind understanding would be highly appreciated.

Very truly yours,

/s/ Masao Kawaguchi
Masao Kawaguchi General Manager Finance Division Honda Motor Co., Ltd.

cc:	Mr. Sergio Chinos

(Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission)

Mr. Keiji Hatano

Mr. Nirav N. Mehta

(Sullivan & Cromwell LLP)